UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*


                                clickNsettle.com, Inc.

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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                   18682E 10 6

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                                 (CUSIP Number)

                                December 31, 2000

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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|X| Rule13d-1(b)
| | Rule13d-1(c)
|_| Rule13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 18682E 10 6             13G/A               Page 2 of 11 Pages



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   1     NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Joseph Stevens & Company, Inc. (successor to Joseph Stevens & Company, L.P.)

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                             (b) |_|

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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

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                           5    SOLE VOTING POWER

       NUMBER OF                249,000 shares of Common Stock. See Item 4.
         SHARES

      BENEFICIALLY         6    SHARED VOTING POWER

                                N/A

        OWNED BY           7    SOLE DISPOSITIVE POWER

          EACH                  249,000 shares of Common Stock. See item 4.
       REPORTING

      PERSON WITH          8    SHARED DISPOSITIVE POWER

                                N/A

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         249,000 shares of Common Stock.  See Item 4.

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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*                                  |_|

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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.5% of shares of Common Stock.  See Item 4.


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   12    TYPE OF REPORTING PERSON*

         BD

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

CUSIP NO. 18682E 10 6             13G/A               Page 3 of 11 Pages



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   1     NAME OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Joseph Sorbara

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                             (b) |_|

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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

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                           5    SOLE VOTING POWER

       NUMBER OF                249,000 shares of Common Stock. See Item 4.
         SHARES

      BENEFICIALLY         6    SHARED VOTING POWER

                                N/A

        OWNED BY           7    SOLE DISPOSITIVE POWER

          EACH                  249,000 shares of Common Stock. See item 4.
       REPORTING

      PERSON WITH          8    SHARED DISPOSITIVE POWER

                                N/A

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         249,000 shares of Common Stock.  See Item 4.

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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES SHARES*                                          |_|

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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.5% of shares of Common Stock.  See Item 4.


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   12    TYPE OF REPORTING PERSON*

         IN

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
CUSIP NO. 18682E 10 6             13G/A               Page 4 of 11 Pages



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   1     NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Steven Markowitz

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                               (b) |_|

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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                           5    SOLE VOTING POWER

       NUMBER OF                249,000 shares of Common Stock. See Item 4.
         SHARES

      BENEFICIALLY         6    SHARED VOTING POWER

                                N/A

        OWNED BY           7    SOLE DISPOSITIVE POWER

          EACH                  249,000 shares of Common Stock. See item 4.
       REPORTING

      PERSON WITH          8    SHARED DISPOSITIVE POWER

                                N/A

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         249,000 shares of Common Stock.  See Item 4.

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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*                                  |_|

----------------------------------------------------------------------
----------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.5% of shares of Common Stock.  See Item 4.


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   12    TYPE OF REPORTING PERSON*

         IN

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
CUSIP NO. 18682E 10 6             13G/A              Page 5 of 11 Pages

ITEM 1.

      (a)  Name of Issuer:

           clickNsettle.com, Inc.

      (b)  Address of Issuer's Principal Executive Offices:

           1010 Northern Boulevard
           Suite 336
           Great Neck, New York 11021

ITEM 2.

      (a)  Name of Persons Filing:

          Joseph Stevens and Company, Inc. (successor to Joseph Stevens & Company, L.P.), Mr. Joseph Sorbara and Mr. Steven Markowitz

      (b)  Address of Principal Business Office:

           The principal business address for each of
           Joseph Stevens & Company,  Inc. and Messrs.  Sorbara and
           Markowitz is:
           c/o Joseph Stevens & Company, Inc.
           33 Maiden Lane
           New York, New York  10038

     (c)  Citizenship:

          Joseph Stevens & Company, Inc. is incorporated in the state of New York. Mr. Sorbara and Mr. Markowitz are United States citizens.

     (d)  Title of Class of Securities:

           Common Stock, $.001 par value per share (the "Common Stock").

      (e)  CUSIP Number:

           18682E 10 6

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) |X| Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

      (b)  |_|  Bank as defined in section 3(a)(6) of the Act (15
                U.S.C. 78c);
      (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
      (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
      (e) |_| An investment advisor in accordance with $240.13d-1(b)(1)(ii)(E);
      (f) |_| An employee benefit plan or endowment fund in accordance with $240.13d-1(b)(1)(ii)(F);

CUSIP NO. 18682E 10 6             13G/A               Page 6 of 11 Pages

      (g)  |_|  A parent holding company or control person in
                accordance with $240.13d-1(b)(ii)(G);
      (h)  |_|  A savings association as defined in Section 3(b)
                of the Federal Deposit Insurance Act (12 U.S.C.
                1813);
      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
      (j)  |_|  Group, in accordance with $240.13d-1(1)(ii)(J).

ITEM 4.    Ownership.

      (a)  Amount Beneficially Owned:

          As of December 31, 2000, Joseph Stevens & Company, Inc. owned warrants ("JSC Warrants") to purchase 122,500 units, each unit ("Unit") consisting of one share of Common Stock and one redeemable common stock purchase warrant ("Redeemable Warrants"). Each Redeemable Warrant entitled the holder to purchase an additional share of Common Stock. The JSC Warrants were exercisable commencing on November 8, 1997. Additonally, Joseph Stevens & Company, Inc. held 4,000 Redeemable Warrants in its market making account on December 31, 2000. As of December 31, 2000, each Redeemable Warrant was immediately exercisable to purchase an additional share of Common Stock. Therefore, as of December 31, 2000, Joseph Stevens & Company, Inc. beneficially owned 249,000 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

          Mr. Joseph Sorbara was a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. as of December 31, 2000. Based upon the foregoing, as of December 31, 2000, Mr. Sorbara beneficially owned 249,000 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

          Mr. Steven Markowitz was a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. as of December 31, 2000. Based upon the foregoing, as of December 31, 2000, Mr. Markowitz beneficially owned 249,000 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

      (b)  Percent of Class:

          As of December 31, 2000, Joseph Stevens & Company, Inc., was the beneficial owner of an aggregate of 249,000 shares of Common Stock, which constituted approximately 5.5% of the shares of Common Stock outstanding (based upon 4,318,776 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30, 2000).

          As of December 31, 2000, Mr. Joseph Sorbara was the beneficial owner of an aggregate of 249,000 shares of Common Stock, which constituted approximately 5.5% of the shares of Common Stock outstanding (based upon 4,318,776 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30,
          2000).

          As of December 31, 2000, Mr. Steven Markowitz was the beneficial owner of an aggregate of 249,000 shares of Common Stock, which constituted approximately 5.5% of the shares of Common Stock outstanding (based upon 4,318,776 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30,
          2000).

CUSIP NO. 18682E 10 6             13G/A               Page 7 of 11 Pages

      (c)  Number of shares as to which such person has:

           (i) Sole power to vote or direct the vote:

               As of December 31, 2000, Joseph Stevens & Company, Inc. had sole power to vote or direct the vote of 249,000 shares of Common Stock. See Item 4(a) above. As of December 31, 2000, Joseph Sorbara had sole power to vote or direct the vote of 249,000 shares of Common Stock. See Item 4(a) above. As of December 31, 2000, Steven Markowitz had sole power to vote or direct the vote of 249,000 shares of Common Stock. See Item 4(a) above.

           (ii) Shared power to vote or direct the vote:

                Not applicable.

          (iii) Sole power to dispose or to direct the disposition of:

               As of December 31, 2000, Joseph Stevens & Company, Inc. had sole power to dispose or to direct the disposition of 249,000 shares of Common Stock. See Item 4(a) above. As of December 31, 2000, Joseph Sorbara had sole power to dispose or to direct the disposition of 249,000 shares of Common Stock. See Item 4(a) above. As of December 31, 2000, Steven Markowitz had sole power to dispose or to direct the disposition of 249,000 shares of Common Stock. See Item 4(a) above.

          (iv) Shared power to dispose or to direct the disposition of:

               Not applicable.

ITEM 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable.

ITEM 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not Applicable.

ITEM 8.    Identification and Classification of Members of the Group.

           Not Applicable.

ITEM 9.    Notice of Dissolution of Group.

           Not Applicable.

CUSIP NO. 18682E 10 6             13G/A               Page 8 of 11 Pages


ITEM 10.   Certification.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 18682E 10 6             13G/A               Page 9 of 11 Pages

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         February 14, 2001
                                   __________________________________
                                              (Date)


                                  JOSEPH STEVENS & COMPANY, INC.


                                        /s/ Joseph Sorbara
                                   __________________________________
                                          Joseph Sorbara
                                      Chief Executive Officer


                                         February 14, 2001
                                  ___________________________________
                                              (Date)

                                        /s/ Joseph Sorbara
                                  ___________________________________
                                            (Signature)


                                          Joseph Sorbara
                                  ___________________________________
                                              (Name)


                                         February 14, 2001
                                 ___________________________________
                                              (Date)

                                        /s/ Steven Markowitz
                                 ____________________________________
                                            (Signature)


                                         Steven Markowitz
                                  ___________________________________
                                              (Name)

CUSIP NO. 18682E 10 6             13G/A               Page 10 of 11 Pages


                           EXHIBIT INDEX


                                               Sequentially Numbered
                                                        Page
                                                  on Which Exhibit
      Exhibit No.           Title:                     Begins
 ____________________  _____________________   _________________________

          1.            Joint Filing                     11
                        Agreement pursuant to
                        Rule 13d-1(f)(1)
                        under the Securities
                        Exchange Act of 1934,
                        as amended, among
                        Joseph Stevens &
                        Company, Inc., Mr.
                        Joseph Sorbara and
                        Mr. Steven Markowitz

CUSIP NO. 18682E 10 6             13G/A               Page 11 of 11 Pages

                             EXHIBIT 1

          Joint  Filing  Agreement   pursuant  to  Rule  13d-1(f)(1)  under  the
     Securities Exchange Act of 1934, as amended.

          Each of the undersigned hereby agrees to be included in the filing of the Schedule 13G dated February 14, 2001 with respect to the issued and outstanding Common Stock of ClickNsettle.com, Inc. beneficially owned by each of the undersigned, respectively.

Dated: February 14, 2001

                               Joseph Stevens & Company, Inc.

                                  /s/Joseph Sorbara
                               ______________________________
                                    Joseph Sorbara
                                    Chief Executive Officer



                                 /s/ Joseph Sorbara
                               _______________________________
                                    Joseph Sorbara



                                /s/ Steven Markowitz
                               ________________________________
                                    Steven Markowitz